900 South Capital of Texas Highway Las Cimas IV, Fifth Floor Austin, Texas 78746-5546 PHONE 512.383.5400 FAX 512.338-5499 www.wsgr.com

February 9, 2012

VIA EDGAR AND COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3010

Attention:	Michael McTiernan
Wilson Lee
Adam F. Turk
Jonathan Wiggins

Re:	Bazaarvoice, Inc.
Registration Statement on Form S-1
Filed August 26, 2011
File No. 333-176506

Ladies and Gentlemen:

We are submitting this letter on behalf of Bazaarvoice, Inc. (the “Company”) in connection with the submission of Amendment No. 4 to the Company’s Registration Statement on Form S-1 (File No. 333-176506) (the “Registration Statement”). We are supplementally providing with this letter a binder including materials in support of various assertions noted in the Registration Statement (the “Supplemental Materials”).

Because of the commercially sensitive nature of certain information contained in the Supplemental Materials, this submission is accompanied by the Company’s request for confidential treatment for selected portions of the Supplemental Materials pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83, and the Freedom of Information Act. Pursuant to Rule 418(b) of the Securities Act of 1933, as amended, the Company respectfully requests that the Staff return upon completion of its review each of the Supplemental Materials furnished to the Staff. The Company confirms to the Staff that the Supplemental Materials were not filed in electronic format.

The Company is concurrently filing Amendment No. 4 to the Registration Statement (“Amendment No. 4”), marked in accordance with Rule 310 of Regulation S-T. For the

AUSTIN    GEORGETOWN, DE    HONG KONG    NEW YORK    PALO ALTO    SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC

Securities and Exchange Commission

Re: Bazaarvoice, Inc.

February 9, 2012

convenience of the staff (the “Staff”) of the Securities and Exchange Commission, we are providing by courier to the Staff a copy of this letter, four marked copies of Amendment No. 4 (against Amendment No. 3 to the Registration Statement filed on November 17, 2011) and four copies of the Supplemental Materials.

Included with the Supplemental Materials are copies of the third-party studies and reports cited or relied upon for factual assertions contained in the prospectus. The Company has highlighted the relevant portions of the studies and reports to identify the information included in the prospectus. With respect to third-party studies and reports that are not publicly available without charge, the Company paid market rates to purchase access to such studies and reports. Otherwise, the Company did not compensate any party for these reports or studies.

With respect to the third-party studies and reports, the Company respectfully submits that a consent is not required under Rule 436 because the information included in the prospectus is not a report or opinion of an expert or counsel requiring a consent pursuant to Rule 436. The Company submits that the related information contained in the prospectus is not based on an expert study or report because it is based on the results of one or more surveys and reflects the aggregate survey results, rather than the opinion or judgment of an expert.

******

Securities and Exchange Commission

Re: Bazaarvoice, Inc.

February 9, 2012

Please direct your questions or comments regarding this letter or Amendment No. 4 to the undersigned by telephone to 512.338.5401 or by facsimile to 512.338.5499. Thank you for your assistance.

Respectfully submitted,

WILSON SONISINI GOODRICH & ROSATI,

Professional Corporation

/s/ Paul R. Tobias

Paul R. Tobias

cc:	Brett A. Hurt, Bazaarvoice, Inc.
Bryan C. Barksdale, Bazaarvoice, Inc.
Kenneth R. McVay, Gunderson Dettmer Stough
Villeneuve Franklin & Hachigian, LLP